Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 30, 2025

VIA EDGAR TRANSMISSION

Mr. Michael Pawluk

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment (“PEA”) No. 451 to the Trust’s Registration Statement on Form N-1A (the “Amendment”); File Nos. 811-23793; 333-264478

Dear Mr. Pawluk:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on December 11, 2025, with respect to the Amendment and the Trust’s proposed new series Defiance Long Pure Quantum ETF (the “Fund,”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	In the Principal Investment Strategies section of the Prospectus, under the Portfolio Selection sub-heading, the Staff notes disclosure stating that “[s]ubject to the Fund’s 80% policy, if the Adviser determines there are insufficient Pure Quantum Companies, the Fund may invest in “secondary technology companies,’ which are companies that develop, support or are involved in the application of quantum computing.” In this regard:
a.	Please explain whether secondary technology companies are considered within the definition Pure Quantum Companies; and
b.	If so, please amend the statement of the 80% policy to include secondary technology companies; and
c.	If so, also please explain how secondary technology companies qualify as Pure Quantum Companies as it is unclear whether merely being involved in the application of quantum computing is sufficient.

Response: The Trust respectfully notes that the definition of “Pure Quantum Companies,” as drafted, would not include secondary technology companies, as such companies, though tangentially involved in or supporting quantum computing activities, would not necessarily devote 50% of their operating activities or derive at least 50% of their revenue from quantum computing or machine learning. The phrase “subject to the Fund’s 80% policy” is intended to relay that investments in any such secondary technology companies are not included within the Fund’s 80% investment policy. The Trust accordingly has not amended its statement of 80% policy to include secondary technology companies. However, the explanatory disclosure following the statement of 80% investment policy has been expanded to clarify this distinction, and has been provided to the staff under separate cover.

2.	In the Principal Investment Strategies section of the Prospectus, under the Portfolio Selection sub-heading:
a.	Please clarify in the first paragraph the reference to ADRs, as the disclosure, as drafted, is not clear regarding the Fund’s investment in U.S. versus non-U.S. companies; and
b.	Please add disclosure in the third paragraph to explain the Adviser’s “proprietary evaluation framework,” including the types of analyses employed and the data and information typically considered in constructing the portfolio.
Response:

2.a. The disclosure has been revised to clarify that the Fund invests primarily in large-capitalization companies listed for trading on U.S. exchanges, both domestic companies and foreign companies with ADRs traded on U.S. exchanges, and provided to the staff under separate cover.

2.b. The disclosure has been revised to include a description of the Adviser’s proprietary evaluation framework, and provided to the staff under separate cover.
3.	In the Principal Investment Risks section of the Prospectus, under Market Capitalization Risk sub-heading, please consider whether mid-capitalization investing is a principal risk, given the Fund’s disclosure that it will primarily invest in large capitalization companies listed on U.S. exchanges.

Response: The Trust has considered the Staff’s comment and determined to remove the reference to mid-capitalization investing risk from the discussion of principal risks.
4.	With regard to the Fund’s statement of policy on concentration in the Statement of Additional Information, please clarify how the Fund will treat secondary technology companies for purposes of this policy.

Response: Based on the Fund’s principal investment focus on Pure Quantum Companies, as defined in the Prospectus, the Fund expects to be concentrated in the quantum computing industry or group of industries. The extent to which the Fund invests in any secondary technology companies will not impact or change how the Fund will consistently apply its industry classification system to identify the industry or industries assigned to any portfolio holding for purposes of this policy. For instance, if a secondary technology company is deemed by the Adviser to fall outside of the Fund’s definition of a Pure Quantum Company for portfolio selection and construction purposes, but is nevertheless assigned by the Fund’s industry classification system to be a company principally engaged in activities related to quantum computing, it will be treated as such for purposes of compliance with the Fund’s fundamental investment restriction on concentration. Accordingly, the Trust believes that revision of the Fund’s fundamental investment restriction on concentration to specifically address secondary technology companies is not warranted.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews
David Mathews
SVP of Legal Services
Tidal Investments LLC, on behalf of Tidal Trust II